December 18, 2006

Marlene Laveman
Orange REIT, Inc.
78 Okner Parkway
Livingston, NJ 07039

Re: Orange REIT, Inc.
Amendment No. 1 to Form S-11
Filed November 20, 2006
File No. 333-131677

Dear Ms. Laveman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   We note your response to comment 1. Please provide an analysis as to why you believe the referenced "joint venture arrangements" were not "programs." In particular, please include in your analysis a discussion regarding whether your partners in these arrangements were passive investors.

2. We note your response to comment 7; however, it is not clear to us why you disclose that the managing dealer "may" be an underwriter. Please advise us how the managing dealer would not be an underwriter if it complies with its obligation to use its best efforts in connection with the distribution of the shares.

Cover Page

3. We note your reference to the dual-price offering structure in the footnote to the price table. Please disclose the dual-price structure in the first paragraph of the cover page.

Prospectus Summary

4. Please revise the summary section to include a discussion of your redemption plan.

5. Please include a summary risk factor and risk factor regarding the dilutive impact of the dual-price offering structure.

The Offering, page 9

6. We note your response to comment 12. Please include a sentence at the end of the first paragraph that discloses that you may conduct additional offerings with the same or similar offering terms.

Redemption of Shares, page 52

7. We note your response to comment 38. However, we also note your reference to certain relief granted by the staff of the SEC from Regulation M and the tender offer rules. Please revise to disclose that the relief has not yet been granted.

Compensation of Directors and Executive Officers, page 79

8. Please disclose the fixed percentages of fees that you pay to your advisor that will be paid to your President, Mr. Cooper.

Compensation of Directors and Executive Officers, page 79

9. Please briefly describe the "specific materials, proprietary information and know-how" you are acquiring from Briad Development.

Financial Statements

Report Of Independent Registered Public Accounting Firm, page F-2

10.   We note the statement in the last paragraph of the accountants' report that "<u>Should the Company not be successful</u> in completion of the Offering or obtaining other means of financing it would raise substantial doubt about the Company's ability to continue as a going concern." Notwithstanding that the accountants' report includes the terms "substantial doubt" and "going concern", as required by SAS 64, the inclusion of those terms with subjunctive phrases such as those quoted above does not appear to clearly convey the accountants' current conclusion about whether there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. Please refer to Section AU 341 of SAS (SAS Nos. 59 and 64) of auditing standards of the AICPA and have your accountants revise their report as appropriate.

Note 3 - Arrangements and Transactions with Related Parties, page F-9

11.   We have read and considered your response to our previous comment 46. We note on page F-10 (note 3) that the amount you agreed to pay Briad represents a portion of legal fees and other expenses incurred in connection with the previous offering by Briad. Please tell us how your accounting for these expenses relating to an aborted offering complies with SAB Topic 5 A.

Part II. Legal Opinion

12.   We note the reference to the Maryland Corporations and Associations Code. Please have counsel revise the opinion to reflect, or confirm to us in writing that it concurs with our understanding, that the reference and limitation to the Maryland Corporations and Associations Code includes the statutory provisions and also applicable provisions of the Maryland Constitution. If counsel chooses to confirm to us in writing, please file counsel's confirmation as correspondence on the EDGAR system.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Attorney-Advisor, at (202) 551-3856 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jeffrey E. Jordan, Esq. (*via facsimile*)
        Arent Fox PLLC